Press Release

Exhibit 99.3

For Immediate Release

August 12th 2015

Markit reports second quarter 2015 financial results

London, New York and Singapore – Markit Ltd. (Nasdaq: MRKT), a leading global provider of financial information services, today announced financial results under International Financial Reporting Standards (IFRS) for the second quarter ended June 30th 2015.

Financial highlights

–	Revenue increased 6.7% on a constant currency basis from second quarter 2014

–	Organic revenue growth was 5.1% driven by growth across Information and Solutions, which included a 2.5% decrease in our Processing segment

–	Adjusted EBITDA margin was 44.6% while Adjusted earnings per share, diluted was $0.36

–	$650 million secondary offering of common shares completed, which included a concurrent $350 million share repurchase

Recent developments

–	Completed the acquisition of Information Mosaic on July 1st, a leading software provider for corporate actions and post trade securities processing

–	Announced the acquisition of CoreOne Technologies on August 12th, a leading provider of index management, data management, regulatory reporting and prime brokerage services to financial institutions

–	Secured four new sponsorship deals for our PMI series: Nikkei as sponsor of the Asia PMI surveys; Caixin as sponsor of the China PMI survey; Emirates NBD as sponsor of key Middle East PMI surveys; and Standard Bank as sponsor of the South Africa PMI survey, complementing its sponsorship of the Africa PMI surveys

“We continued to perform well in the second quarter, producing solid financial results. I am especially pleased with the performance of our Processing division, which exceeded expectations this quarter,” said Lance Uggla, chairman and chief executive officer of Markit.

“The share repurchase demonstrates our commitment to disciplined capital allocation while preserving financial flexibility to support our future growth. In addition, the two bolt on acquisitions we announced recently will enhance growth in our Information and Solutions businesses, aligning with our strategy to achieve double digit growth through acquisitions. One year after our IPO, we are in a very strong position to deliver on our long term strategic priorities.”

Table 1: Selected Financial Information

	For the three months ended June 30,			For the six months ended June 30,
($ millions except percentages and per share amounts)	2015	2014	YoY	2015	2014	YoY
Revenue	273.1	264.6	3.2%	544.6	524.0	3.9%
Operating expenses	(148.5)	(144.6)	2.7%	(295.3)	(287.3)	2.8%
Adjusted EBITDA (1)	120.9	120.0	0.8%	241.6	236.7	2.1%
Adjusted EBITDA margin (2)	44.6%	45.4%	N/A	44.7%	45.2%	N/A
Adjusted Earnings (1)	68.4	68.3	0.1%	136.9	141.2	(3.0)%
Adjusted earnings per share, diluted (3)	0.36	0.37	(2.7)%	0.72	0.78	(7.7)%
Weighted average number of shares used to compute earnings per share, diluted	190.8	182.8	4.4%	191.1	180.7	5.8%

Press Release

(1)	See “Reconciliation to Non-IFRS financial measures” for definitions of Adjusted EBITDA and Adjusted Earnings, which are Non-IFRS financial measures, and for reconciliations to their most directly comparable IFRS financial measures.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

(3)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted. See the Consolidated Income Statement (unaudited) for the weighted average number of shares used to compute earnings per share, diluted for each period.

Revenue

Revenue increased by $8.5 million, or 3.2%, to $273.1 million for the three months ended June 30, 2015, from $264.6 million for the three months ended June 30, 2014. On a constant currency basis, our revenue growth was 6.7% for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014.

Organic revenue growth was $13.5 million, or 5.1%. This was driven by new business wins and increased customer assets under management across our Solutions and Information segments, offset by a decrease in our Processing segment mainly as a result of previously announced price changes in our derivatives processing product.

Acquisitions contributed $4.3 million to revenue growth, or 1.6% of the 3.2% increase in revenue, associated with the acquisitions in our Solutions segment of thinkFolio and Tax Solutions which were acquired in January 2014 and July 2014 respectively.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $9.3 million, or 3.5%. Our revenue currency exposure for the three months ended June 30, 2015 was 72.5% in US dollars, 23.7% in British pounds, and 3.8% in other currencies.

Operating expenses

Operating expenses increased by $3.9 million, or 2.7%, to $148.5 million for the three months ended June 30, 2015, from $144.6 million for the three months ended June 30, 2014. As a percentage of revenue, operating expenses decreased to 54.4% for the three months ended June 30, 2015, from 54.6% for the three months ended June 30, 2014.

Personnel costs as a percentage of total operating expenses remained stable at 61.8% across the three months ended June 30, 2015 and the three months ended June 30, 2014. Personnel costs increased by $2.5 million, or 2.8%, to $91.8 million for the three months ended June 30, 2015, from $89.3 million for the three months ended June 30, 2014. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, and increases in employee compensation levels, partially offset by the impact of favourable movements in foreign exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $120.9 million for the three months ended June 30, 2015 increased by $0.9 million, or 0.8%, from $120.0 million for the three months ended June 30, 2014. This growth was driven by the Solutions and Information segments, offset by a decrease in the Processing segment, and reflects operating performance as described above. Adjusted EBITDA also includes a $3.3 million loss in the three months ended June 30, 2015 associated with our share of the KYC joint venture, which is included in our Solutions segment. See “Reconciliation to Non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin decreased to 44.6% for the three months ended June 30, 2015, compared to 45.4% for the three months ended June 30, 2014, largely as a result of public company running costs, partially offset by improved business performance.

Press Release

Adjusted Earnings and adjusted earnings per share, diluted

Adjusted Earnings for the three months ended June 30, 2015, increased $0.1 million, or 0.1%, to $68.4 million from $68.3 million for the three months ended June 30, 2014. This reflects the above business performance.

See “Reconciliation to Non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

Adjusted earnings per share, diluted for the three months ended June 30, 2015 was $0.36 compared to $0.37 for the three months ended June 30, 2014. This reflects increased dilution from a higher, post-IPO share price and the impact of share option exercises since June 30, 2014. Our purchase of shares on June 10, 2015 as part of the secondary offering had a limited impact on Adjusted earnings per share, diluted for the quarter as the decrease in the number of shares outstanding used in this calculation was weighted for the days in the period over which the decreased number of shares occurred.

Table 2: Segmental analysis

	For the three months ended June 30,		For the six months ended June 30,
($ in millions, except percent)	2015	2014	2015	2014
Information	123.3	122.2	243.9	239.9
Processing	67.5	72.1	134.9	144.2
Solutions	82.3	70.3	165.8	139.9
Total revenue	273.1	264.6	544.6	524.0
Information	59.3	58.6	117.5	113.8
Processing	36.2	38.9	71.6	78.2
Solutions	25.8	22.5	53.6	44.7
Non-controlling Interest (1)	(0.4)	-	(1.1)	-
Total Adjusted EBITDA	120.9	120.0	241.6	236.7
Information	48.1%	48.0%	48.2%	47.4%
Processing	53.6%	54.0%	53.1%	54.2%
Solutions	31.3%	32.0%	32.3%	32.0%
Total Adjusted EBITDA margin (2)	44.6%	45.4%	44.7%	45.2%

(1)	Non-controlling interest above relates to the Adjusted EBITDA impact of businesses not wholly owned by Markit. Non-controlling interest in the Income Statement relates to the profit impact (including tax and amortisation) of businesses not wholly owned by Markit.

(2)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Table 3: Revenue growth

	For the three months ended June 30, 2015				For the six months ended June 30, 2015
(in percentages)	Organic	Acquisition related	Foreign currency	Total revenue growth	Organic	Acquisition related	Foreign currency	Total revenue growth
Information	4.9%	-	(4.0)%	0.9%	5.6%	-	(3.9)%	1.7%
Processing	(2.5)%	-	(3.9)%	(6.4)%	(2.4)%	-	(4.0)%	(6.4)%
Solutions	13.2%	6.1%	(2.2)%	17.1%	13.8%	6.9%	(2.2)%	18.5%
Total Markit	5.1%	1.6%	(3.5)%	3.2%	5.6%	1.8%	(3.5)%	3.9%

Press Release

Segmental analysis for the three months ended June 30, 2015 and June 30, 2014

Information

Revenue in our Information segment increased by $1.1 million, or 0.9%, to $123.3 million for the three months ended June 30, 2015, compared to $122.2 million for the three months ended June 30, 2014. Organic revenue growth was 4.9%. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 4.0%. The revenue increase was largely driven by new business wins within the Pricing and Reference Data and Indices sub-divisions, as well as increased customer assets under management in products benchmarked to our indices.

Adjusted EBITDA in our Information segment increased by $0.7 million, or 1.2%, to $59.3 million for the three months ended June 30, 2015, compared to $58.6 million for the three months ended June 30, 2014. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin increased to 48.1% for the three months ended June 30, 2015, compared to 48.0% for the three months ended June 30, 2014.

Processing

Revenue in our Processing segment decreased by $4.6 million, or 6.4%, to $67.5 million for the three months ended June 30, 2015, from $72.1 million for the three months ended June 30, 2014. Organic revenue decreases contributed 2.5% of the 6.4% decrease in revenue. Adverse movements in exchange rates period-over-period contributed 3.9% of the 6.4% decrease in revenue. The organic revenue decrease reflects the impact of previously announced price changes in our derivatives processing product introduced on April 1, 2015 and reduced volumes in the credit asset class, partially offset by increased volumes in the rates asset class.

Adjusted EBITDA in our Processing segment decreased by $2.7 million, or 6.9%, to $36.2 million for the three months ended June 30, 2015, compared to $38.9 million for the three months ended June 30, 2014. This decrease was largely attributable to the revenue decrease described above, partially offset by cost savings. Adjusted EBITDA margin decreased to 53.6% for the three months ended June 30, 2015, from 54.0% for the three months ended June 30, 2014. The limited movement in Adjusted EBITDA margin despite price changes described above demonstrate our close control of costs in the Processing segment.

Solutions

Revenue in our Solutions segment increased by $12.0 million, or 17.1%, to $82.3 million for the three months ended June 30, 2015, from $70.3 million for the three months ended June 30, 2014. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of thinkFolio and Tax Solutions in January 2014 and July 2014 respectively.

Constant currency revenue growth was 19.3%. Organic revenue growth contributed 13.2% of the 17.1% increase in revenue. Acquisitions contributed 6.1% of the 17.1% increase in revenue as a result of the acquisitions of thinkFolio and Tax Solutions. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.2%.

Adjusted EBITDA in our Solutions segment increased by $3.3 million, or 14.7%, to $25.8 million for the three months ended June 30, 2015, from $22.5 million for the three months ended June 30, 2014. This increase was a result of the revenue growth described above, offset by investment in new product offerings in the Managed Services sub-division, including Markit’s share of the Adjusted EBITDA loss associated with the KYC joint venture established in 2014. Adjusted EBITDA margin decreased to 31.3% for the three months ended June 30, 2015, from 32.0% for the three months ended June 30, 2014.

Webcast and conference call information

Markit’s management will host a conference call at 8.30am EST today to review and discuss the company’s results. The live audio webcast, press release and accompanying financial information can be accessed on Markit’s investor relations

Press Release

website: http://www.markit.com/Company/Investors-Events-And-Presentations or by dialling +1 888 771 4371 (US toll free) or +1 847 585 4405 (outside US). The conference ID for the call is 40228069. A replay of the webcast will be available through the above link following the conference call.

Note on IFRS reporting standards

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We have made rounding adjustments to some of the figures included in this press release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Use of Non-IFRS financial measures

Non-IFRS results are presented only as a supplement to our financial statements based on IFRS. Non-IFRS financial information is provided to enhance understanding of our financial performance, but none of these non-IFRS financial measures are recognised terms under IFRS and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Definitions and reconciliations of non-IFRS measures to the most directly comparable IFRS measures are provided within the schedules attached to this release.

We use non-IFRS measures in our operational and financial decision making, as we believe that it is useful to exclude certain items in order to focus on what we regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. We also believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures.

Non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present non-IFRS measures when reporting their results. Non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this press release, the words “anticipate,” “believe,” “could,” “intend,” “expect,” “estimate,” “should,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission, including its annual

Press Release

report on Form 20-F. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Media enquiries, please contact: Teresa Chick Markit Telephone: +44 (0)20 7260 2094 Email: teresa.chick@markit.com Ed Canaday Markit Telephone: +1 646 679 3031 Email: ed.canaday@markit.com	Investor enquiries, please contact: Matthew Kolby Markit Telephone: +1 646 679 3140 Email: ir@markit.com James Arestia Markit Telephone: +1 646 679 3230 Email: ir@markit.com

Notes to Editors

About Markit

Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 4,000 people in 11 countries. Markit shares are listed on Nasdaq under the symbol MRKT. For more information, please see www.markit.com.

Press Release

Markit Ltd.

Consolidated Income Statement (Unaudited)

	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
	$’m	$’m	$’m	$’m

Revenue	273.1	264.6	544.6	524.0

Operating expenses	(148.5)	(144.6)	(295.3)	(287.3)
Exceptional items	(1.8)	(31.3)	(3.2)	(42.4)
Acquisition related items	-	(2.2)	-	(5.0)
Amortisation – acquisition related	(14.4)	(14.1)	(28.8)	(28.3)
Depreciation and amortisation – other	(26.4)	(23.5)	(51.3)	(46.8)
Share based compensation and related items	(8.7)	(3.1)	(18.6)	(6.1)
Other gains/(losses) – net	0.2	(2.9)	8.1	(5.4)

Operating profit	73.5	42.9	155.5	102.7

Finance costs – net	(3.7)	(3.9)	(7.8)	(8.3)
Share of results from joint venture	(2.7)	-	(5.3)	-

Profit before income tax	67.1	39.0	142.4	94.4

Income tax expense	(22.6)	(9.6)	(43.4)	(25.2)

Profit for the period	44.5	29.4	99.0	69.2

Profit attributable to:
Owners of the parent	44.5	29.4	99.3	69.2
Non-controlling interests	-	-	(0.3)	-

	44.5	29.4	99.0	69.2

	$	$	$	$
Earnings per share, basic	0.24	0.17	0.54	0.39
Earnings per share, diluted	0.23	0.16	0.52	0.38

There were no discontinued operations for either period presented.

Press Release

Consolidated Balance Sheet (Unaudited)

	June 30, 2015	December 31, 2014
Assets	$’m	$’m
Non-current assets
Property, plant and equipment	52.0	56.5
Intangible assets	2,806.3	2,823.3
Deferred income tax assets	1.4	4.2
Derivative financial instruments	-	0.9
Investment in joint venture	9.8	1.1

Total non-current assets	2,869.5	2,886.0

Current assets
Trade and other receivables	262.2	288.8
Derivative financial instruments	5.4	7.1
Current income tax receivables	0.5	0.4
Cash and cash equivalents	119.5	117.7

Total current assets	387.6	414.0

Total assets	3,257.1	3,300.0

Equity
Capital and reserves
Common shares	1.8	1.8
Share premium	234.0	456.8
Other reserves	(74.4)	(75.2)
Retained earnings	1,973.6	1,850.6

Equity attributable to owners of the parent	2,135.0	2,234.0
Non-controlling interest	36.3	36.6

Total equity	2,171.3	2,270.6

Liabilities
Non-current liabilities
Borrowings	455.7	349.2
Trade and other payables	131.0	143.1
Derivative financial instruments	0.9	0.6
Deferred income tax liabilities	40.9	30.2

Total non-current liabilities	628.5	523.1

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	174.5	203.7
Deferred income	186.2	194.2
Current income tax liabilities	8.7	19.7
Derivative financial instruments	1.5	2.3

Total current liabilities	457.3	506.3

Total liabilities	1,085.8	1,029.4

Total equity and liabilities	3,257.1	3,300.0

Press Release

Consolidated Statement of Cash Flows (Unaudited)

	Six months ended June 30, 2015	Six months ended June 30, 2014
	$’m	$’m
Profit before income tax	142.4	94.4
Adjustment for:
Amortisation – acquisition related	28.8	28.3
Depreciation and amortisation – other	51.3	46.8
Fair value gains on derivative financial instruments	(0.1)	(1.0)
Share based compensation	18.1	13.4
Finance costs – net	7.8	8.3
Share of results from joint venture	5.3	-
Foreign exchange gains and other non-cash charges in operating activities	(1.0)	-
Changes in working capital:
Decrease/(increase) in trade and other receivables	22.5	(35.0)
(Decrease)/increase in trade and other payables	(40.5)	3.2

Cash generated from operations	234.6	158.4

Cash flows from operating activities
Cash generated from operations	234.6	158.4
Interest paid	(2.8)	(3.9)
Income tax paid	(33.9)	(25.8)

Net cash generated from operating activities	197.9	128.7

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	-	(85.9)
Purchases of property, plant and equipment	(8.6)	(15.0)
Purchases of intangible assets	(55.0)	(48.7)
Settlement of contingent consideration	(1.6)	-
Investment in joint venture	(15.4)	-
Interest received	-	0.1

Net cash used in investing activities	(80.6)	(149.5)

Cash flows from financing activities
Proceeds from issuance of common shares	131.7	38.8
Share buy back	(394.1)	(52.0)
Proceeds from borrowings	315.0	100.0
Repayments of borrowings	(168.0)	(40.0)
Prepaid facility fees	-	(4.1)

Net cash (used in)/generated from financing activities	(115.4)	42.7

Net increase in cash and cash equivalents	1.9	21.9

Cash and cash equivalents at beginning of period	117.7	75.3
Net increase in cash and cash equivalents	1.9	21.9
Exchange (losses)/gains on cash and cash equivalents	(0.1)	0.3

Cash and cash equivalents at end of period	119.5	97.5

Press Release

Reconciliation to Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2015	2014	2015	2014
Profit for the period	44.5	29.4	99.0	69.2
Income tax expense	22.6	9.6	43.4	25.2
Finance costs – net	3.7	3.9	7.8	8.3
Depreciation and amortisation – other	26.4	23.5	51.3	46.8
Amortisation – acquisition related	14.4	14.1	28.8	28.3
Acquisition related items	-	2.2	-	5.0
Exceptional items	1.8	31.3	3.2	42.4
Share based compensation and related items	8.7	3.1	18.6	6.1
Other (gains) / losses – net	(0.2)	2.9	(8.1)	5.4
Share of results from joint venture not attributable to Adjusted EBITDA	(0.6)	-	(1.3)	-
Adjusted EBITDA attributable to non-controlling interests	(0.4)	-	(1.1)	-
Adjusted EBITDA	120.9	120.0	241.6	236.7

Press Release

Reconciliation to Non-IFRS Financial Measures

Adjusted Earnings and adjusted earnings per share, diluted:

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

In addition we use Adjusted Earnings for the purposes of calculating diluted Adjusted earnings per share.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2015	2014	2015	2014
Profit for the period	44.5	29.4	99.0	69.2
Amortisation – acquisition related	14.4	14.1	28.8	28.3
Acquisition related items	-	2.2	-	5.0
Exceptional items	1.8	31.3	3.2	42.4
Share based compensation and related items	8.7	3.1	18.6	6.1
Other (gains) / losses – net	(0.2)	2.9	(8.1)	5.4
Unwind of discount (1)	2.3	2.4	4.8	4.9
Tax effect of above adjustments	(2.7)	(17.1)	(8.3)	(20.1)
Adjusted Earnings attributable to non-controlling interests	(0.4)	-	(1.1)	-
Adjusted Earnings	68.4	68.3	136.9	141.2

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.